May 9, 2022

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Ms. Janice Adeloye and Mr. Donald Field

Re: Hudson Acquisition I Corp.

Registration Statement on Form S-1

Submitted on April 29, 2022

File No. 333-264557

Dear Ms. Janice Adeloye and Mr. Donald Field:

Please find below our responses to the questions raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated May 6, 2022 (the “Comment Letter”) relating to the registration statement on form S-1 (the “Registration Statement”), which was submitted to the Commission by Hudson Acquisition I Corp. (the “Company” or “we”) on April 29, 2022.

The Company’s responses are numbered to correspond to the Staff’s comments. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated.

We have also updated the Registration Statement by filing an Amendment to the Registration Statement on Form S-1/A (the “Amendment No. 1”) which is submitted to the Commission simultaneously with this letter.

Registration Statement on Form S-1

Initial Business Combination, page 5

Comment

1. We note your disclosure here and throughout the prospectus that “[i]n the event that we receive notice from our sponsor five days prior to the applicable deadline of its intent to effect an extension, we intend to issue a press release announcing such intention at least three days prior to the 12 month or 15 month deadline.” Given that the initial completion window is 9 months, the extension deadlines appear to be at 9 months or 12 months. As a result, the reference to a 15 month extension deadline appears incorrect. Please revise or advise.

Response: We have revised the Amendment No. 1 throughout to clarify that the extension should be at the end of the 9-month and 12-month period, respectively. Please see pages 6 and 12 of the Amendment No. 1 for further details.

 Should you have any questions regarding the foregoing, please do not hesitate to contact the Company’s counsel, Jay Kaplowitz, Esq. and Huan Lou, Esq. of Sichenzia Ross Ference LLP at (212) 930-9700.

Very truly yours,

By:	/s/ Huan Lou, Esq.
Name:	Huan Lou, Esq.
On behalf of Hudson Acquisition I Corp.

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